CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY MORGAN STANLEY. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

May 27, 2015

By U.S. Mail & Facsimile to (703) 813-6987

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 001-11758

Dear Ms. Hayes:

Morgan Stanley (the “Company”) is pleased to respond to your letter of April 29, 2015 concerning its Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

For your convenience, we have restated your comments below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Business Segments, page 64

Wealth Management, page 76

Comment:

1. We note your breakdown of the Investment Management segment assets under management by asset class and accompanying rollforward on page 82. Considering the significance of the fee-based client assets managed within your Wealth Management segment, tell us how you considered providing similar disclosure for the fee-based client assets of $785 billion as of December 31, 2014 in the Wealth Management segment as noted on page 77. As part of your response, please address the following:

•	Please revise your future filings to provide a breakdown of the Wealth Management fee-based client assets, with a reconciling rollforward of the assets within each asset class.

•	Please present the rollforwards by each asset class, and separately quantify your gross inflows and outflows, as well as distributions for a realization event, market appreciation/depreciation, and effects of foreign currency changes, if material.

•	Please revise your rollforward for the Investment Management segment on page 82 accordingly.

•	Disclose the average fee rate by asset class for the assets managed by each segment.

Response:

Wealth Management

The Company’s Wealth Management business segment provides brokerage and investment advisory services to individuals, businesses and institutions. Wealth Management is not generally a manager of funds, therefore, fees earned related to fee-based client assets are more homogenous in nature with respect to asset classes than for an asset manager. Accordingly, the Company does not believe the disclosures in respect of asset classes for the Investment Management business are meaningful for Wealth Management.

Wealth Management earns fees based on a contractual percentage of fee-based client assets related to certain account types, which are offered to Wealth Management clients. These fees, which the Company records in the Asset management, distribution and administrative fees line on its income statement, are earned based on the client assets in the specific account types in which the client participates and are generally not driven by asset class. Across the account types, the fees will vary based on both the distinct services provided within each account type and on the level of household assets under supervision in Wealth Management. The following table, using the first quarter of 2015 amounts as a basis for the example, is reflective of the disclosure the Company intends to provide in future filings, beginning with the Company’s Form 10-Q filing for the quarterly period ending June 30, 2015 (“Second Quarter Form 10-Q”) in response to the Staff’s comments.

	At Dec. 31, 2014		Inflows (1)		Outflows (2)		Market Impact (3)		At Mar. 31, 2015		Average Fee Rate (4)
	(dollars in billions)										(in bps)
Separately managed accounts(5)(6)	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]	[*]
Unified managed accounts(7)		[*]		[*]		[*]		[*]		[*]	[*]
Mutual fund advisory(8)		[*]		[*]		[*]		[*]		[*]	[*]
Representative as advisor(9)		[*]		[*]		[*]		[*]		[*]	[*]
Representative as portfolio manager(10)		[*]		[*]		[*]		[*]		[*]	[*]

Subtotal	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]	[*]
Cash management(11)		[*]		[*]		[*]		[*]		[*]	[*]

Total fee-based client assets		$785	$	[*]	$	[*]	$	[*]		$803	[*]

AUM—Assets under management.

BPS—Basis points.

(1)	Inflows include new accounts, account transfers, deposits, dividends and interest.
(2)	Outflows include closed or terminated accounts, account transfers, withdrawals and client fees.
(3)	Market impact includes realized and unrealized gains and losses on portfolio investments.
(4)	Average fee rate is for the three months ended March 31, 2015.
(5)	Separately managed accounts—Accounts by which third-party asset managers are engaged to manage clients’ assets with investment decisions made by the asset manager. One third-party asset manager strategy can be held per account.
(6)	Institutional non-custody account values reflect prior quarter-end balance due to a quarterly lag in the reporting of AUM values by custodians.
(7)	Unified managed accounts—Accounts that provide the client with the ability to combine separately managed accounts, mutual funds, and exchange-traded funds all in one aggregate account. Unified managed accounts can be client-directed, financial advisor-directed or Company-directed (with “directed” referring to the investment direction or decision / discretion / power of attorney).
(8)	Mutual fund advisory—Accounts that give the client the ability to systematically allocate assets across a wide range of mutual funds. Investment decisions are made by the client.
(9)	Representative as advisor—Accounts where the investment decisions must be approved by the client and the advisor must obtain approval each time a change is made to the account or its investments.
(10)	Representative as portfolio manager—Accounts where a financial advisor has discretion (contractually approved by the client) to make ongoing investment decisions without the client’s approval for each individual change.
(11)	Cash management—Accounts where the advisor provides discretionary cash management services to institutional clients whereby securities or proceeds are invested and re-invested in accordance with the client’s investment criteria. Generally, the portfolio will be invested in short term fixed income and cash equivalent investments.

As a business conducted primarily in the U.S., Wealth Management’s fee-based activity is generally conducted in U.S. dollar denominated assets and strategies. As such, the effects of foreign currency changes for fee-based client assets managed within the Company’s Wealth Management business segment are not deemed to be significant.

Investment Management

Beginning with the Second Quarter Form 10-Q filing, the Company will expand its rollforward of assets under management for the Company’s Investment Management business segment, as requested above. The following table, using the first quarter of 2015 amounts as a basis for the example, is reflective of the expanded disclosure the Company intends to provide in future filings, beginning with the Second Quarter Form 10-Q in response to the Staff’s comments.

	At Dec. 31, 2014	Inflows (1)		Outflows (2)		Distri- butions (3)		Market Impact (4)		Foreign Currency Impact (5)		At Mar. 31, 2015	Avg. AUM (6)	Avg. Fee Rate (6)(7)
	(dollars in billions)													(in bps)
Traditional Asset
Management:
Equity	$141	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]	$141	$142	[*]
Fixed income	65		[*]		[*]		[*]		[*]		[*]	65	65	[*]
Alternatives	36		[*]		[*]		[*]		[*]		[*]	36	36	[*]
Liquidity	128		[*]		[*]		[*]		[*]		[*]	131	127	[*]
Managed Futures	3		[*]		[*]		[*]		[*]		[*]	3	3	[*]

Total Traditional Asset Management	373		[*]		[*]		[*]		[*]		[*]	376	373	[*]
Merchant Banking and Real Estate Investing	30		[*]		[*]		[*]		[*]		[*]	30	31	[*]

Total assets under management or supervision	$403	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]	$406	$404	[*]

Share of minority stake assets	7		[*]		[*]		[*]		[*]		[*]	7	7

AUM—Assets under management.

BPS—Basis points.

(1)	Inflows represent investments or commitments from new and existing clients in new or existing investment products, including reinvestments of client dividends and increases in invested capital.
(2)	Outflows represent redemptions from clients’ funds, transition of funds from the committed capital period to the invested capital period and decreases in invested capital.
(3)	Distributions represent decreases in invested capital due to returns of capital after the investment period of a fund. It also includes fund dividends for which the client has not elected to reinvest.
(4)	Market impact includes realized and unrealized gains and losses on portfolio investments. This excludes any funds where market impact does not impact management fees.
(5)	Foreign currency impact reflects foreign currency changes for non-U.S. dollar denominated funds.
(6)	Average AUM and average fee rate is for the three months ended March 31, 2015.
(7)	The average fee rate is based on asset management and administration fees, net of waivers. It excludes performance-based fees and other non-management fees. For certain non-U.S. funds it includes the portion of advisory fees that the Advisor collects on behalf of third-party distributors. The payment of those fees to the distributor is included in Non-compensation expenses in the Company’s condensed consolidated statements of income.

*        *        *         *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at (212) 761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth
Deputy Chief Financial Officer

cc:	William Dorton, Staff Attorney, Securities and Exchange Commission

Jonathan Pruzan, Executive Vice President and Chief Financial Officer

Jeffrey M. Kottkamp, Deloitte & Touche LLP

Joseph B. Ucuzoglu, Deloitte & Touche LLP

Kevin W. Vaughn, Accountant Branch Chief, Securities and Exchange Commission